UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

     CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35.300.186.133

MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON APRIL 10, 2007
(prepared in the summary format, pursuant to Article130, paragraph 1 of Law 6,404/76)

I. Date, Time and Place: On April 10, 2007, at 10:00 am, at CPFL Energia S.A.’s headquarters (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Chairman, Mr. Francisco Caprino Neto, in replacement of Chairman of the Board of Directors, Mr. Carlos Ermírio de Moraes, as authorized by Article 12 of the Company’s Bylaws and secretary, Mrs. Gisélia Silva.

III. Attendance: Shareholders representing more than 2/3 of the Company’s voting capital, as per signatures included in the Shareholders’ Attendance Book.

Messrs. Wilson Ferreira Junior, Chief Executive Officer, Fernando Dias Gomes, Fiscal Council member; Alex Andrade Vaz da Silva, Partner, and Christian Canezin, Audit Manager of Deloitte Touche Tohmatsu Auditores Independentes also attended the meeting.

IV. Call Notice: published in the Official Gazette of the state of São Paulo, on March 3, 6 and 7, 2007 editions and in the newspaper “Valor Econômico”, on March 5, 6 and 7, 2007 editions.

V. Agenda: (a) Examine the management’s accounts, check, discuss and vote the Company’s Financial Statements, the Independent Public Accountants’ Report and the Fiscal Council Report related to the fiscal year ended December 31, 2006; (b) Approve the proposal for allocation of the net income for 2006 and dividends distribution; (c) Elect the sitting and alternate members of the Board of Directors and set out the management’s global compensation; and (d) Elect the sitting and alternate members of the Fiscal Council and set out their fees.

VI. Reading of Documents, Receipt of Votes and Drawing Up of the Minutes:

(a) Reading of Agenda was waived, since shareholders took cognizance thereof; (b) The declarations of vote, protests and dissenting votes perhaps presented shall be numbered, received and certified by the Presiding Board and filed at the Company’s headquarters, pursuant to Paragraph 1 of Article 130 of Law 6,404/76; and (c) The drawing up of these present minutes in the summary format was authorized, as well as their publication omitting the signatures of all shareholders, pursuant to Paragraphs 1 and 2 of Article 130 of Law 6,404/76.

VII. Resolutions Taken:

a) approved by majority vote of attending shareholders, those legally impeded abstaining from voting, the Company’s Financial Statements related to the fiscal year ended December 31, 2006, together with the Management Report, Independent Public Accountants’ Report and Fiscal Council Report, duly published in the Official Gazette of the state of São Paulo and in the newspaper “Valor Econômico”, on February 14, 2007 edition, having assessed a net income of one billion, four hundred, four million, ninety-five thousand, nine hundred, fifty-four reais and sixty-four centavos (R$1,404,095,954.64);

(b) approved, by majority vote of attending shareholders, the following proposal for allocation of net income for the 2006 fiscal year, pursuant to paragraph 3 of Article 29 of the Company’s Bylaws:

b.1) set up a Legal Reserve, in the amount of seventy million, two hundred, four thousand, seven hundred, ninety-seven reais and seventy-three centavos (R$70,204,797.73);

b.2) declaration of interim dividend to the account of profit assessed on reference date as of June 30, 2006, in the amount of six hundred, eleven million, nine hundred, eighty thousand, nine hundred, seventy-eight reais and forty-seven centavos (R$611,980,978.47), pursuant to paragraph 2 of Article 204 of Law 6,404/76 and pursuant to resolution of the 82nd Board of Directors’ Meeting, held on August 9, 2006, which was attributed to the mandatory dividend and distributed to shareholders in 2006; and

b.3) declaration of dividend, in the amount of seven hundred, twenty-one million, nine hundred, ten thousand, one hundred, seventy-eight reais and forty-four centavos (R$ 721,910,178,44), corresponding to the net income remaining balance, after allocations referred to in items (b.1) and (b.2) above and equivalent to R$1.504742161 per common share, to be attributed to the mandatory dividend for the year and its distribution to shareholders on April 27, 2007. It is hereby recorded that the shareholders owning shares as of March 27 are entitled to receive dividends, and that shares were traded “ex-dividend” at BOVESPA and at the New York Stock Exchange from March 28, 2007.

(c) elected, by majority vote of attending shareholders to compose the Company’s Board of Directors, with one-year term of office, until the Annual General Meeting to be held in April 2008, a list composed of seven (7) sitting members and six (6) alternative members, which was previously registered before the Company: LUIZ ANIBAL DE LIMA FERNANDES, Brazilian citizen, married, mechanical engineer, identity card (RG) 129.330, issued by SSP/MG, individual taxpayer’s register (CPF) 006.380.806 -49, resident and domiciled in the city and state of São Paulo, with business address at Avenida Engº Luiz Carlos Berrini, 1297, 14º andar, CEP 04571-010, sitting member and DANIELA CORCI CARDOSO, Brazilian citizen, single, business administrator, identity card (RG) 23.124.007 -7-SSP/SP, individual taxpayer’s register (CPF) 177.834.768 -13, domiciled in the city and state of São Paulo, with business address at Avenida Engº Luiz Carlos Berrini, 1297, 14º andar, CEP 04571-010, respective alternate member; FRANCISCO CAPRINO NETO, Brazilian citizen, married, engineer, identity card (RG) 9.199.282, issued by SSP/SP, individual taxpayer’s register CPF049.976.298 -39, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, 160, Bloco 9, CEP 04134-020, sitting member and JOSÉ FLORÊNCIO RODRIGUES NETO, Brazilian citizen, divorced, engineer, identity card (RG) 1.487.678, issued by SSP/DF, individual taxpayer’s register (CPF) 484.364.021 -20, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, 160, Bloco 5, CEP 04134-020, respective alternate member; OTÁVIO CARNEIRO DE REZENDE, Brazilian citizen, married, economist, identity card 12.774 -4, issued by CRE/RJ, individual taxpayer’s register (CPF) 425.724.877 -72, resident and domiciled in the city and state of São Paulo, with business address at Praça Ramos de Azevedo, 254, 5º andar,CEP 01037-912, sitting member, and NELSON KOICHI SHIMADA, Brazilian citizen, married, engineer, identity card (RG) 5763570 - SSP/SP, individual taxpayer’s register (CPF) 001.231.868 -03, domiciled in the city and state of São Paulo, with business address at Avenida José César de Oliveira, 111, 8º andar, CEP 04571-100, respective alternate member; CECILIA MENDES GARCEZ SIQUEIRA, Brazilian citizen, divorced, bank employee, identity card 3831951, issued by IFP/RJ, individual taxpayer’s register (CPF) 513.478.737 -91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Praia do Botafogo, 501, CEP 22421-030, sitting member, and RIVAIL TREVISAN, Brazilian citizen, single, attorney, identity card 72096, issued by OAB/SP (Brazilian Bar Association), individual taxpayer’s register (CPF) 523.415.268 -53, resident and domiciled in the city and state of São Paulo, at Rua Santa Virginia, 165, apt. 42, CEP 03184-000, respective alternate member; MILTON LUCIANO DOS SANTOS, Brazilian citizen, married, Federal Savings Bank employee, identity card (RG) 269925, issued by SSP/MS, individual taxpayer’s register (CPF) 070.032.261 -20, resident and domiciled in the city of Brasília, Federal District, with business address at SBS Quadra I, Bloco A, Lote 31, Ed. Sede I, Setor Bancário Sul, CEP 70073-900, sitting member, and EDUARDO FERNANDO BRAGA, Brazilian citizen, married, bank employee, identity card 5275677-4, issued by SSP/SP, individual taxpayer’s register (CPF) 587.695.878 -68, resident and domiciled in the city and state of São Paulo, at Rua Aurélia Perez Alvarez, 518, CEP 04642-020, respective alternate member; MARTIN ROBERTO GLOGOWSKY, Brazilian citizen, married, attorney, identity card (RG) 4.700.146, issued by SSP/SP, individual taxpayer’s register (CPF) 861.682.748 -04; resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, 2.477, 10º andar, CEP 01419-907, sitting member, and CARLOS ALBERTO CARDOSO MOREIRA, Brazilian citizen, divorced, business administrator, identity card 8.891.984, issued by SSP/SP, individual t axpayer’s register (CPF) 039.464.818 -84, resident and domiciled in the city of Brasília, Federal District, with business address at SEPS 702/902, Conj. B, Bloco A, Ed. General Alencastro, CEP 70390-025, respective alternate member; and Mrs. ANA DOLORES MOURA CARNEIRO DE NOVAES, Brazilian citizen, single, economist, identity card (RG) 165199916, issued by SSP/PE, individual taxpayer’s register (CPF) 346.152.454 -91, resident and domiciled in the city and state of Rio de Janeiro, at Rua dos Oitis, 19, Apt. 302, CEP 22451-050, sitting member.

In compliance with provision in item 4.3.3 of New Market Listing Rules and Article 14 of the Company’s Bylaws, in addition to good corporate governance practices, it is hereby recorded that (i) the board member ANA DOLORES MOURA CARNEIRO DE NOVAES is an independent board member, (ii) the shareholders declare they obtained from candidates appointed the information that they do not have any legal impediment preventing their election, and (iii) the board members elected herein shall be vested in their respective offices by means of signature of instrument of investiture, drawn up in the minutes book of the Board of Directors, as well as instrument of agreement referred to by New Market Listing Rules of São Paulo Stock Exchange executed by the Company, by which they shall undertake to comply with rules contained therein, upon the Company’s adhesion to the New Market.

By majority vote of attending shareholders, it was approved to set out the annual global compensation of the Company’s management, within the limit of up to one million, eight hundred, twenty-eight thousand, six hundred and ten reais (R$1,828,610.00), including all the benefits and charges in such amount.

(d) elected by majority vote of attending shareholders to compose the Company’s Fiscal Council, with one-year term of office, until the Annual General Meeting to be held in April 2008, a list composed of five (5) sitting members and respective alternate members, which was previously registered before the Company: PAULO MIDENA, Brazilian citizen, single, accountant, identity card (RG) 12.592.237 -1, issued by SSP/SP, individual taxpayer’s register (CPF/MF) 049.362.408 -26, resident and domiciled in the city and state of São Paulo, with business address at Avenida José César de Oliveira, 111, 8º andar, CEP 05317-900, sitting member and ELAINE CORRÊA AGUIRRE, Brazilian citizen, single, accountant, identity card 16.656.566, issued by SSP/SP, individual taxpayer’s register (CPF) 086.410.938 -50, resident and domiciled in the city and state of São Paulo, with business address at Avenida Engenheiro Luís Carlos Berrini, 1297, 14º andar, Conjunto 142, CEP 04571-010, respective alternate member; FERNANDO DIAS GOMES, Portuguese citizen, married, foreigner’s identity card (RNE) W-573631-0 and individual taxpayer’s register (CF/MF) 253.646.188 -20, resident and domiciled in the city and state of São Paulo, at Rua Germano Ulbrich, 84, CEP 05717-240, sitting member and MARCELO PALMEIRA DOS SANTOS, Brazilian citizen, married, accountant, identity card (RG) 16.754.946 -7, issued by SSP/SP, individual taxpayer’s register (CPF/MF) 089.965.028 -71, with business address at Avenida Engº Luis Carlos Berrini, 1297/1307, 14º andar, in the city and state of São Paulo, CEP 04571-010, respective alternate member; ENEIAS DE ASSIS ROSA FERREIRA, Brazilian citizen, married, attorney, identity card (RG) 3515572, issued by SSP/SP, individual taxpayer’s register (CPF) 053.056.248 -00, resident and domiciled in the city of Jundiaí, state of São Paulo, with business address at Avenida Francisco Pereira Castro, 10, CEP 13207-700, sitting member and CLAUDIONOR FRANCISCO BARBOSA, Brazilian citizen, married, bank employee, identity card (RG) 39.255.27, issued by SSP/SP, individual taxpayer’s register (CPF) 005.019.131 - 49, resident and domiciled in the city of Vinhedo, state of São Paulo, with address at Rua Casa Branca, 252, CEP 13280-000, respective alternate member; FRANCISCO DJALMA DE OLIVEIRA, Brazilian citizen, married, bank employee, identity card (RG) 1384893, issued by SSP/CE, individual taxpayer’s register (CPF) 293.166.774 -91, resident and domiciled in the city of Brasília, Federal District, at Rua C, casa 04, Lago Sul, CEP 71680-358, sitting member, and DAGILDO DE JESUS RODRIGUES, Brazilian citizen, married, bank employee, identity card (RG) 66798, issued by SSP/MA, individual taxpayer’s register (CPF) 002.310.613 -15, resident and domiciled in the city of Campinas, state of São Paulo, at Rua Coronel Quirino, 320, apt. 74, CEP 13025-000, respective alternate member; SUSANA HANNA STIPHAN JABRA, Brazilian citizen, divorced, economist, identity card 7.366.839 -4, issued by SSP/SP, individual taxpayer’s register (CPF) 037.148.408 -18; resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, 98, 8º andar, CEP 20040-030; sitting member, and ROBERTO HENRIQUE GREMLER, Brazilian citizen, single, economist, identity card 8.270.220 -2, issued by SSP/SP, individual taxpayer’s register (CPF) 068.729.258 -17; resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, 98, 8º andar, CEP 20040-030, respective alternate member.

By majority vote of attending shareholders, it was approved, pursuant to Article 162, paragraph 3 of Law 6,404/76 to set out the compensation of each Fiscal Council member in office in amount not less than ten per cent (10%) of the compensation, which on average, is attributed to each Executive Officer, not estimating benefits, proxy fees and profit sharing.

VII. Closure: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, approved and signed by attending shareholders.

Francisco Caprino Neto
Chairman

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.